WALLACE MOUNTAIN RESOURCES CORP.
                        #29B Ebony Tower, President Park
                              99 Sukhumvit 24 Road
                             Bangkok 10110 Thailand
                                 +(662) 262-9347
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                                                               September 6, 2005

Mr. John Fieldsend
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, D.C. 20549

Re: Amendment to Registration Statement on Form SB-2
    File No. 333-126674
    Filed on August 25, 2005

Dear Mr. Fieldsend,

Thank you for your prompt review of our filing. In response to your comment letter of September 1, 2005 we have filed, via EDGAR, our amended Registration Statement and provide this cover letter to assist you in your further review. We have also forwarded marked copies of the amendment to you via mail as requested.

FRONT COVER PAGE OF PROSPECTUS

1. We have specifically indicated the offering will end 180 days from the effective date of the prospectus and noted the exact date will be inserted in a subsequent amendment.

2. We have stated that the checking account in which we will deposit the investors' funds will be a non-interest bearing account.

RISK FACTORS

3. We have revised the risk factors per your comments and removed the repetitive information.

WITHOUT THE FUNDING FROM THIS OFFERING WE WILL BE UNABLE TO IMPLEMENT OUR...

4.   We have divided the risk factor into two risk factors.

BECAUSE WE HAVE NOT SURVEYED THE SOUTH WALLACE...

5. We have included as Exhibit 10.2 a copy of the Trust Agreement between Robert Gelfand and Wallace Mountain that sets forth the fact that Mr. Gelfand holds the claims in trust for the company.
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DEPOSIT OF OFFERING PROCEEDS

6. We have included the disclosure that we "feel the use of an escrow agent is an expense the company can not bear at this time. We determined the use of the standard bank account was the most efficient use of our current limited funds." We also referenced the risk factor that addresses the risk to the purchasers of any shares. We have also deleted the repetitive risk factor.

DESCRIPTION OF BUSINESS

7. We have included a statement in the first paragraph that the source of information in this section is our geology report.

RESEARCH AND DEVELOPMENT COSTS DURING THE LAST TWO YEARS

8. We have included the disclosure that the geology report and history of the claims were included in the $8,000 payment for the claims and not itemized as a separate cost.

PLAN OF OPERATION

9. To avoid confusion we have moved the statement "In addition to the $24,000 we anticipate spending for Phase I of the exploration program, we anticipate spending an additional $16,000 on professional fees, including fees payable in connection with the filing of this registration statement and complying with reporting obligations, and general administrative costs. Total expenditures over the next 12 months are therefore expected to be $40,000, the amount of funds raised in the offering." to the paragraph preceding the Phase I chart. We understand that having it in the paragraph following the discussion of the Phase II exploration program might have led the reader to believe the $16,000 in fees were to be spent in Phase II rather than during Phase I.

Sincerely,


/s/ Robert Gelfand
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Robert Gelfand
President & Director